UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BREEZE-EASTERN CORPORATION

(Exact name of Registrant as specified in its Charter)

Commission file number 1-7872

Delaware	95-4062211
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
35 Melanie Lane Whippany, New Jersey	07981
(Address of principal executive offices)	(Zip Code)

James D. Cashel (973) 602-1001

Name and telephone number, including area code of the person to contact in connection with this report:

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Breeze-Eastern Corporation (the “Company”) has filed this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto. This Form SD, which includes the Company’s Conflict Minerals Report, is publicly available at http://investors.breeze-eastern.com/phoenix.zhtml?c=114678&p=irol-sec.

Item 1.02 Exhibit

The Company is filing, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Items 1.01 and 1.02 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Listed below is the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BREEZE-EASTERN CORPORATION

Dated: June 1, 2015	/s/ James D. Cashel
James D. Cashel
General Counsel and Secretary